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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                Information to Be Included In Statements Filed
             Pursuant to Rules 13d-1(b), (c), and (d) and Amendments
                     Thereto Filed Pursuant to Rule 13d-2(b)
                               (Amendment No. 1)*

                             WASTE TECHNOLOGY CORP.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   940901-20-0
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                                 (CUSIP Number)

                                DECEMBER 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)

|_|      Rule 13d-1(c)

|X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

-----------------------------------                     ------------------------
CUSIP NO. 940901-20-0                                   PAGE 2 OF 7 PAGES
-----------------------------------                     ------------------------

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1                   NAME OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Cosimo Tacopino.
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2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |X|
                                                                         (b) | |

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3                   SEC USE ONLY

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4                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
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                    5             SOLE VOTING POWER
    NUMBER OF
      SHARES                               10,000
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       6             SHARED VOTING POWER
       EACH
    REPORTING                              487,465
      PERSON        ------------------------------------------------------------
       WITH         7             SOLE DISPOSITIVE POWER

                                           10,000
                    ------------------------------------------------------------
                    8             SHARED DISPOSITIVE POWER

                                           487,465
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9                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             497,465
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10                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                    CERTAIN SHARES*                                          |_|

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11                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             Approximately 9%
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12                  TYPE OF REPORTING PERSON*

                             IN
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                                  SCHEDULE 13G

-----------------------------------                     ------------------------
CUSIP NO. 940901-20-0                                   PAGE 3 OF 7 PAGES
-----------------------------------                     ------------------------

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1                   NAME OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Erma Tacopino.
--------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |X|
                                                                         (b) | |

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3                   SEC USE ONLY

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4                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
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                    5             SOLE VOTING POWER
    NUMBER OF
      SHARES                               43,775
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       6             SHARED VOTING POWER
       EACH
    REPORTING                              487,465
      PERSON        ------------------------------------------------------------
       WITH         7             SOLE DISPOSITIVE POWER

                                           43,775
                    ------------------------------------------------------------
                    8             SHARED DISPOSITIVE POWER

                                           487,465
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9                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             531,240
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10                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                    CERTAIN SHARES*                                          |_|

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11                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             Approximately 9.6%
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12                  TYPE OF REPORTING PERSON*

                             IN
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                                                                     Page 4 of 7


ITEM 1(a)     NAME OF ISSUER:

      The name of the issuer is Waste Technology Corp., a Delaware corporation (the "Issuer").

ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      The principal executive offices of the Issuer are located at 5400 Rio Grand Avenue, Jacksonville, Florida 32254.

ITEM 2(a)     NAME OF PERSONS FILING:

      This statement is being filed by a group consisting of Cosimo Tacopino and Erma Tacopino. Cosimo and Erma Tacopino are espoused. Mr. and Mrs. Tacopino are private investors.

ITEM 2(b)     RESIDENCE ADDRESS:

      Mr. and Mrs. Tacopino reside at 145 Connecticut Street, Staten Island, New York 103007.

ITEM 2(c)     CITIZENSHIP:

      Mr. and Mrs. Tacopino are United States citizens.

ITEM 2(d)     TITLE OF CLASS OF SECURITIES:

      Common Stock, par value $.01 per share ("Common Shares").

ITEM 2(e)     CUSIP NUMBER:

      The Cusip number of the Common Shares is 940901-20-0.

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      Not Applicable.

ITEM 4        OWNERSHIP:

      As of December 31, 2001, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by Mr. Cosimo Tacopino and Mrs. Erma Tacopino is as follows:

      (a)   Cosimo Tacopino - 497,465 shares (approximately 9%), 487,465 of which are owned jointly with Mrs. Tacopino and 10,000 shares held in an individual retirement account. Mr. Tacopino disclaims ownership of 43,775 shares owned by Mrs. Tacopino.
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                                                                     Page 5 of 7


      (b) Erma Tacopino - 531,240 shares (approximately 9.6%), 487,465 of which are owned jointly with Mr. Tacopino, 32,775 owned individually with 11,000 shares held in an individual retirement account. Mrs. Tacopino disclaims beneficial ownership of the shares owned individually by Mr. Tacopino.

      During the calendar year ended December 31, 2001, Mr. & Mrs. Tacopino (jointly) purchased 11,601 and 20,000 shares of the Issuer on or about June 26 and July 10, 2001, respectively. Such purchases were made from their personal funds.

      Each of the Tacopinos has the sole power to vote or dispose of the shares owned individually by she or he.

ITEM 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

      Not Applicable.

ITEM 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

      Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
              COMPANY:

      Not Applicable.

ITEM 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

      Not Applicable.

ITEM 9        NOTICE OF DISSOLUTION OF GROUP:

      Not Applicable.

ITEM 10  CERTIFICATIONS:

      Not Applicable.
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                                                                     Page 6 of 7


                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: February 11, 2002                        /s/ ERMA TACOPINO
                                       -----------------------------------------
                                                      Erma Tacopino


Dated: February 11, 2002                        /s/ COSIMO TACOPINO
                                       -----------------------------------------
                                                      Cosimo Tacopino
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                                                                     Page 7 of 7


                                     EXHIBIT

      The undersigned hereby agree as follows:

      WHEREAS, the undersigned have purchased shares of common stock of Waste Technology Corp.; and

      WHEREAS, the undersigned are obligated to file Statements on Schedule 13G with the United States Securities and Exchange Commission (the "SEC") to report their purchases of such securities;

      NOW, THEREFORE, the undersigned hereby agree that a single Statement on
Schedule 13G be filed with the SEC on behalf of each of them.


Dated: February 11, 2002                         /s/ ERMA TACOPINO
                                           -------------------------------------
                                                 Erma Tacopino


Dated: February 11, 2002                         /s/ COSIMO TACOPINO
                                           -------------------------------------
                                                 Cosimo Tacopino